SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 May 2013

GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed.  Resolution 2 was passed as a special resolution.  The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Votes Cast as % of Issued Share Capital	Votes Withheld
1	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	51,733,338,951	98.70	679,752,838	1.30	73.70	455,223,044
2	Limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	51,083,717,441	97.56	1,278,637,339	2.44	73.63	503,271,552

On 14 May 2013 there were 71,118,544,306 relevant shares in issue and 381 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 16 May 2013